UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)

Petrolia Energy Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

71668V105
(CUSIP Number)

BSIH Ltd. Attn:Ali Ahmed Suite # 800, 138 – 4 Avenue SE, Calgary Alberta T2G 4Z6 Tel : 587-392-1297
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71668V105

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BSIH Ltd.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,807,417
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,807,417
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 70,807,417
12.		Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.		Percent of Class Represented by Amount of Row (11) 27.4%
14.		Type of Reporting Person (See Instructions) OO

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilyas Chaudhary
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,807,417
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,807,417
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 70,807,417
12.		Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.		Percent of Class Represented by Amount of Row (11) 27.4%
14.		Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Petrolia Energy Corporation, a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 710 N. Post Oak Rd., Suite 512, Houston, Texas 77024.

Item 2.	Identity and Background
(a)	This Schedule 13D is being filed jointly by and on behalf of BSIH Ltd (“BSIH”), a British Virgin Islands holding company and Ilyas Chaudhary, the President and director of BSIH, each a “Reporting Person” and collectively, the “Reporting Persons”. Due to his position as President and director of BSIH, Ilyas Chaudhary is deemed to beneficially own the Issuer's Common Stock beneficially owned by BSIH.

(b)	The address of the principal business office of each Reporting Person is Suite # 800, 138 – 4 Avenue SE, Calgary Alberta T2G 4Z6 Tel : 587-392-1297

(c)	The principal business of BSIH Ltd., is a holding company, the principal business of Ilyas Chaudhary is in oil and gas operations and investments.

(d)	The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)	The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Citizenship of the Reporting Persons are as follows: BSIH Ltd. – British Virgin Island (BVI) and Ilyas Chaudhary, a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On November 30, 2017, the Issuer signed an Arrangement (the “Arrangement”) to acquire Bow Energy Ltd (“Bow” and the “Acquisition”). Bow was a Canadian company with corporate offices in Alberta, Calgary. On February 27, 2018, the Acquisition closed and the Issuer acquired all of the issued and outstanding shares of capital stock of Bow (each a “Bow Share”). Under the terms of the Arrangement, Bow shareholders are deemed to have received 1.15 Common Stock shares for each Bow Share. A total of 106,156,712 shares of the Issuer’s common stock were issued to the Bow shareholders as a result of the Arrangement, plus additional shares in connection with the rounding described below. The Arrangement provided that no fractional shares would be issued in connection with the Arrangement, and instead, each Bow shareholder otherwise entitled to a fractional interest would receive the nearest whole number of Issuer shares. For example, where such fractional interest is greater than or equal to 0.5, the number of shares to be issued would be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of shares to be issued would be rounded down to the nearest whole number. In calculating such fractional interests, all shares issuable in the name of or beneficially held by each Bow shareholder or their nominee as a result of the Arrangement shall be aggregated.

As a result of the Arrangement, BSIH, which held 61,571,667 shares of the common stock of Bow prior to the Acquisition, was issued 70,807,417 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (otherwise than as have already been effected following the Closing);

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

The Reporting Persons do not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date of this Schedule 13D, the Reporting Persons beneficially own 70,807,417 shares of the Issuer's Common Stock representing 24% of the 222,437,810 shares of the Issuer's issued and outstanding capital stock.

(b)	The number of shares as to which the Reporting Persons have: Shared power to vote or direct the vote: BSIH and Ilyas Chaudhary – 70,807,417. By virtue of his relationship with BSIH discussed in further detail in Item 2, Ilyas Chaudhary is deemed to beneficially own the Issuer's Common Stock beneficially owned by BSIH.

(c)	Ilyas Chaudhary may be deemed to have shared power with BSIH, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by BSIH.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement dated June 21, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BSIH Ltd.

June 21, 2018
Dated
/s/ Ilyas Chaudhary
Signature
Ilyas Chaudhary / President & Director
Name/Title

June 21, 2018
Dated

/s/ Ilyas Chaudhary
Signature

Ilyas Chaudhary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).